FOR IMMEDIATE RELEASE

7 DAYS GROUP HOLDINGS LIMITED FILES
ANNUAL REPORT ON FORM 20-F

GUANGZHOU, PRC — May 4, 2011 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading economy hotel chain based in China, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2010 with the Securities and Exchange Commission. The annual report can be accessed on the Company’s investor relations website at http://en.7daysinn.cn/.

7 Days Group will provide a hard copy of its complete audited financial statements for the fiscal year ended December 31, 2010, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s IR representatives stated below, or in writing to 7 Days Group Holdings Limited, 10F, 705 Guangzhou DaDaoNan Road, Guangzhou, Guangdong 510290, PRC.

The Company’s audited consolidated financial statements for the year ended December 31, 2010 (contained in the Form 20-F for the fiscal year ended December 31, 2010) reflect cash flows from operating activities of RMB335 million compared to the preliminary unaudited cash flows from operating activities of RMB371 million announced on March 8, 2011.  In conjunction with its audit, the Company reclassified some cash flow items to cash flows from operating activities.  These reclassifications did not result in any change to the Company’s 2010 net income, earnings per share or EBITDA or year-end cash balances, as compared to the Company’s preliminary unaudited results.

About 7 Days Group Holdings Limited
7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Contacts:
7 Days Group Holdings Limited
Investor Relations
+86-20-8922-5251

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196 3712

Investor Relations (US):
Kelly Gawlik, Senior Associate
Taylor Rafferty
Tel: +1 (212)889-4350

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